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FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8- 22871

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 01, 2007 (MM/DD/YY) AND ENDING September 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Reynders, Gray & Co., Incorporated

SEC Mail Processing Section

NOV 2 6 2008

Washington, DC 112

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Fifth Avenue, 2nd Floor
(No. and Street)

New York	NY	10036-5101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlton Reynders, Jr. 212-944-5700
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

PROCESSED

DEC 1 0 2008

THOMSON REUTERS

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be*

FOR OFFICIAL USE ONLY

supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Charlton Reynders, Jr. and Susan M. Bremer , swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reynders, Gray Co., Incorporated, as of September 30, 2008, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chairman of the Board
Title

Signature

Senior Vice President and Chief Financial Officer
Title

Notary Public

ELLEN MARIE SCAMBIA
Notary Public, State of New York
No. 01SC4912989
Qualified in Westchester County
Commission Expires November 23, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reynders, Gray & Co., Incorporated

Statement of Financial Condition

September 30, 2008

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Reynders, Gray & Co., Incorporated
New York, New York

We have audited the accompanying statement of financial condition of Reynders, Gray & Co., Incorporated (the "Company") as of September 30, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Reynders, Gray & Co., Incorporated as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
November 24, 2008

Reynders, Gray & Co., Incorporated

Statement of Financial Condition
September 30, 2008

ASSETS

Cash and cash equivalents		$ 596,114
Cash segregated under federal regulations		331,933
Receivables from and deposits with clearing brokers		797,954
Receivables from brokerage correspondents		104,256
Secured demand notes receivable (market value of collateral $2,585,254)		675,000
Prepaid research expenses		188,945
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $305,151)		56,267
Other assets		20,906
		$ 2,771,375

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accrued research payables		$ 884,006
Accounts payable and accrued expenses		313,124
Commissions payable		196,016
Payable to brokers and dealers		107,912
		1,501,058
Subordinated Liabilities		675,000
Stockholders' equity:		
Common stock, no par value, 200 shares authorized, 127 shares Issued	127	
Additional paid-in capital	1,161,752	
Retained earnings	1,523,095	
Less stock held in treasury-25 shares, at cost	(522,283)	
	2,162,691	
Less receivable from parent	(1,567,374)	
Total stockholders' equity		595,317
		$ 2,771,375

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Reynders, Gray & Co., Incorporated ("the Company") is a wholly owned subsidiary of Reynders, Gray Holdings, Incorporated ("the Parent"). The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission ("SEC"). The Company is regulated by the Financial Industry Regulatory Authority ("FINRA"), and is a member of the New York Stock Exchange and Archipelago ("NYSE"/"ARCA"), the National Association of Securities Dealers ("NASD") and the American Stock Exchange ("ASE").

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Security and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Depreciation: Furniture and equipment is recorded at cost and is depreciated on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are recorded at cost and amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Securities transactions: Proprietary securities transactions are recorded on trade date. Profit and loss arising from securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Certain commissions are related to soft-dollar arrangements. These arrangements require expenditures related to research and other services to customers in return for these commissions. At September 30, 2008, there was approximately $884,000 included in liabilities for research payables related to expenditures for these soft-dollar arrangements.

Use of estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements in accordance with accounting principles generally accepted in the United States of America and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Cash Segregated Under Federal Regulations

In connection with the Company's soft-dollar arrangements, cash in the amount of $331,933 has been segregated in a special reserve bank account for the exclusive benefit of certain advisors.

Note 3. Related Parties

The receivable from the Parent in the statement of financial condition represents the net balance due to the Company as a result of various intercompany transactions and for financial accounting purposes has been classified as a component of stockholders' equity, similar to a distribution.

Subordinated loans (Note 5), totaling $675,000, are from a former shareholder of the Company, a shareholder of the Parent, and a key employee of the Company.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2008, the Company had net capital of $978,610, which was $728,610 above its required net capital of $250,000. The Company's net capital ratio was 1.6 to 1.

Note 5. Subordinated Liabilities

The Company's outstanding subordinated liabilities are pursuant to Equity Secured Demand Note Collateral Agreements, approved by the FINRA, and consisted of the following at September 30, 2008:

Amount Outstanding	Interest Rate	Maturity
$ 300,000	5%	November 30, 2008
125,000	5%	September 30, 2009
250,000	8%	October 31, 2009
$ 675,000		

These loans are available to the Company in computing its net capital pursuant to rule 15c3-1 under the Securities Exchange Act of 1934. The loans have a roll-over agreement in place, under which the agreement is only cancelable with thirteen months prior written notification to the Company and the NYSE. To the extent that such borrowings should be required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. No notices were received with respect to the above loans, accordingly, the loans will automatically roll-over for an additional year.

The Company has the right to utilize the collateral, consisting of cash and marketable securities, to the extent of the amount of the secured demand note receivable, to obtain financing for its business. Such collateral is held at the Company's clearing broker.

Note 6. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

As a securities broker, the Company is engaged in various brokerage activities servicing a diverse group of domestic corporations, institutional and individual investors and other brokers and dealers. The Company executes these transactions and introduces them for clearance to another NYSE member firm on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Cash is on deposit with JP Morgan Chase Bank, and at times may exceed depository insurance limits.

Note 7. Defined Contribution Plan

The Company provides a 401(k) plan ("the Plan") for all full-time employees with at least six months of service. Employees may elect to invest from 1% to 11% of their gross pay, up to a maximum amount established by the Internal Revenue Service. The Company matches the employees' contribution in full and the matched contribution vests immediately.

END